

Maguire Asset Management, LLC

1810 Ocean Way
Laguna Beach, CA 92651

Timothy Maguire
Managing Partner

January 23, 2015

Board of Directors
Novatel Wireless Inc.
9645 Scranton Road
Suite 205
San Diego, CA 92121

Dear Members of the Board of Directors:

I am writing today to express our confidence in Novatel's management team and to offer our support in helping the Company achieve its full potential.

As you know, Maguire Asset Management was a member of a disenfranchised investment group last April named *Novatel Shareholders for Change* that advocated for significant governance reform, leadership change, and operational improvements at Novatel. I am pleased to announce that over the past nine months we have become increasingly confident in the strategic direction set by Novatel's new management and the speed at which positive changes are being made at the Company. As a reflection of this confidence, we continue to increase our ownership in Novatel and intend to remain a shareholder far into the foreseeable future. As of today, Maguire Asset Management beneficially owns approximately 5.5% of Novatel's outstanding common stock, making us one of the Company's largest shareholders alongside two other astute investors - Bruce Karsh and Phil Falcone.

We initiated our investment in Novatel early last year because we believed its common stock was mispriced by the market despite the Company's significant potential for both short and long-term value generation. We now believe that, as a result of the actions of the Board and Novatel's new management team, the Company is on a direct path to meeting our expectations. We are extremely encouraged by the progress that has been made since our initial engagement with the Board, including:

Reconstituting the Board to add four new directors and appoint Sue Swenson as Chairman of the Board.

Telephone: 610-517-6058 • Fax: 800-656-8002 • E-mail: tm@maguirefinancial.com

Removing Peter Leparulo as CEO and his subsequent resignation from the Board, paving the way for new leadership and the opportunity for renewed investor confidence.

Upgrading Management including through the appointment of Alex Mashinsky as CEO, the promotion of Slim Souissi to President and COO, and the appointment of Michael Newman as CFO.

Settling Shareholder Litigation which closed a bad chapter from the past and enabled the new management team to focus on bright prospects for Novatel's future.

Extracting $10 Million in Operating Expenses in Q3 2014 vs. Q3 2013, and presenting a clear path toward ongoing profitability.

Strengthening the Balance Sheet with a new strategic investment of up to $23.7 million from HC2, an investment holding company managed by Phil Falcone.

Improving Shareholder Communications with more regular and insightful shareholder interactions, although we believe that much more should be done by the Company to tell the remarkable story taking place.

These actions have reshaped Novatel into a much different company than it was less than one year ago. We believe **Novatel is now positioned as a profitable, leading-edge Internet of Things (IoT) company** offering worldwide customers a single-sourced MIFI/M2M solution that utilizes Novatel's robust hardware technology and cloud-based SAAS service. Based on this unique competitive position, and with continued high-performance from management, we believe that Novatel can reach $500 million in sales while maintaining gross margins above 38% within the next few years.

Despite the substantial improvements achieved and our belief that Novatel is poised to significantly outpace the broader IoT market on a whole, we believe Novatel's stock is significantly underpriced and does not reflect the Company's recent actions. As such, we intend to continue to invest in Novatel so long as its common stock trades at a discount to its most notable peers, CalAmp Corp. and Sierra Wireless, Inc. (see comparable chart below).

COMPANY	TICKER	SALES ($ million)	MARKET CAP ($ million)	PRICE/SALES RATIO
CalAmp Corp	CAMP	$241	$610	2.52x
Sierra Wireless	SWIR	$518	$1,220	2.41x
Novatel Wireless	MIFI	$195	$190	1.03x

Based on this rudimentary comparable valuation analysis, and supported by the Company's improving fundamentals, we believe Novatel's stock should trade closer to $10.70 per share based upon a peer price/sales mean value of around 2.47 times.

We continue to stand behind the Board and offer our full support to help the Company achieve its maximum value potential. To that end, please know that my skill set can bring additional value to the Board and I am interested in being considered for any available position on the Board.

We look forward to continue working with all of you. In the meantime, I will reach out to Alex Mashinsky to schedule a suitable time to speak and to meet those of you I have not yet met in-person.

Regards,

Timothy Maguire
Maguire Asset Management